Exhibit 99.1

FINANCIAL STATEMENTS OF SIGNIFICANT EQUITY METHOD INVESTEE

58 Daojia Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Report of Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2015 and 2016	F-3
Consolidated Statements of Comprehensive Loss for the Period from November 27 to December 31, 2015 and the Year Ended December 31, 2016	F-4
Consolidated Statements of Changes in Shareholders’ Equity/(Deficit) for the Period from November 27 to December 31, 2015 and the Year Ended December 31, 2016	F-5
Consolidated Statements of Cash Flows for the Period from November 27 to December 31, 2015 and the Year Ended December 31, 2016	F-6
Notes to the Consolidated Financial Statements	F-7

F-1

Report of Independent Auditors

To the Board of Directors of 58 Daojia Inc.:

We have audited the accompanying consolidated financial statements of 58 Daojia Inc. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statement of comprehensive loss, of shareholders’ equity/(deficit) and of cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 58 Daojia Inc. and its subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

June 28, 2017

F-2

58 Daojia Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2016

(U.S. dollars in thousands, except share data, unless otherwise noted)

	As of December 31,
	2015	2016
	(Unaudited)
ASSETS
Current assets:
Cash	44,862	26,979
Term deposits	150,000	86,667
Short-term investments	32,383	57,950
Accounts receivable (net of allowance for doubtful accounts of US$ nil as of December 31, 2015 and 2016, respectively)	406	561
Prepayments and other current assets	6,014	13,349
Total current assets	233,665	185,506
Non-current assets:
Term deposits	66,667	—
Property and equipment, net	1,404	6,550
Intangible assets, net	166	502
Long-term investments	13,690	7,199
Long-term prepayments	1,376	2,793
Total non-current assets	83,303	17,044
Total assets	316,968	202,550
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) without recourse to the Company of US$209 and US$150 as of December 31, 2015 and 2016, respectively)	337	2,658
Customer advances (including customer advances of the consolidated VIE without recourse to the Company of US$107 and US$99 as of December 31, 2015 and 2016, respectively)	113	4,354
Taxes payable (including taxes payable of the consolidated VIE without recourse to the Company of US$428 and US$738 as of December 31, 2015 and 2016, respectively)	506	987
Salary and welfare payable (including salary and welfare payable of the consolidated VIE without recourse to the Company of US$1,944 and US$1,407 as of December 31, 2015 and 2016, respectively)	3,380	6,182
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of US$12,492 and US$20,459 as of December 31, 2015 and 2016, respectively)	21,116	40,047
Total current liabilities	25,452	54,228
Total liabilities	25,452	54,228
Commitments and contingencies (Note 17)
Mezzanine equity	300,000	300,000
Shareholders’ deficit:
58 Daojia Inc. shareholders’ deficit
Ordinary shares	1	1
Additional paid-in capital	118,756	130,655
Accumulated deficit	(128,418)	(280,785)
Accumulated other comprehensive income/(loss)	1,177	(1,549)
Total 58 Daojia Inc. shareholders’ deficit	(8,484)	(151,678)
Total liabilities, mezzanine equity and shareholders’ deficit	316,968	202,550

The accompanying notes are an integral part of these consolidated financial statements.

F-3

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Period from November 27 to December 31, 2015 and the Year Ended December 31, 2016

(U.S. dollars in thousands, except share data, unless otherwise noted)

	For the Period from November 27 to December 31, 2015	For the Year Ended December 31, 2016
	(Unaudited)

Revenues	51	17,086
Cost of revenues(1)	(137)	(3,588)
Gross profit	(86)	13,498
Operating expenses(1):
Sales and marketing expenses	(8,341)	(114,274)
Research and development expenses	(1,108)	(20,099)
General and administrative expenses	(1,321)	(25,892)
Total operating expenses	(10,770)	(160,265)
Loss from operations	(10,856)	(146,767)
Other income/(expenses):
Interest income	249	2,079
Investment income	44	443
Impairment of long-term investments	—	(9,981)
Foreign currency exchange loss, net	—	(374)
Others, net	1	2,233
Loss before tax	(10,562)	(152,367)
Income tax expenses	—	—
Net loss	(10,562)	(152,367)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(716)	(2,726)
Total comprehensive loss	(11,278)	(155,093)

Note

Note:
(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Period from November 27 to December 31, 2015	For the Year Ended December 31, 2016
	(Unaudited)

Sales and marketing expenses	2	10
Research and development expenses	14	207
General and administrative expenses	9	13,190

The accompanying notes are an integral part of these consolidated financial statements.

F-4

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

For the Period from November 27 to December 31, 2015 and the Year Ended December 31, 2016

(U.S. dollars in thousands, except share data, unless otherwise noted)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	capital	deficit	Income/(loss)	Equity/(deficit)

Balance as of November 27, 2015(unaudited)	363,920,000	1	118,731	(117,856)	1,893	2,769
Share-based compensation	—	—	25	—	—	25
Net loss	—	—	—	(10,562)	—	(10,562)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(716)	(716)
Balance as of December 31, 2015(unaudited)	363,920,000	1	118,756	(128,418)	1,177	(8,484)
Share-based compensation**	—	—	13,407	—	—	13,407
Net loss	—	—	—	(152,367)	—	(152,367)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(2,726)	(2,726)
Repurchase of ordinary shares	(12,400,000)	—	(1,508)	—	—	(1,508)
Restricted shares vested**	12,400,000	—	—	—	—	—
Balance as of December 31, 2016	363,920,000	1	130,655	(280,785)	(1,549)	(151,678)

* Ordinary shares include Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. The number of ordinary shares is presented on stock split basis, please refer to Note 15.

** Out of US$13,407, US$12,276 was recognized for restricted shares vested, please refer to Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

58 Daojia Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Period from November 27 to December 31, 2015 and the year ended December 31, 2016

(U.S. dollars in thousands, except share data, unless otherwise noted)

	For the Period from November 27 to December 31, 2015	For the Year Ended December 31, 2016
	(Unaudited)

Cash flows from operating activities:
Net loss	(10,562)	(152,367)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	25	13,407
Depreciation and amortization expenses	56	1,738
Investment income	(44)	(443)
Impairment of long-term investments	—	9,981
Loss on disposal of property and equipment	7	14
Foreign currency exchange loss, net	—	374
Changes in operating assets and liabilities:
Accounts receivable	(338)	(190)
Prepayments and other assets	(316)	(8,230)
Accounts payable	(174)	2,389
Customer advances	112	4,437
Salary and welfare payable	(385)	3,153
Taxes payable	13	536
Accrued expenses and other current liabilities	2,401	21,112
Net cash used in operating activities	(9,205)	(104,089)
Cash flows from investing activities:
Purchase of property and equipment	(653)	(7,261)
Purchase of intangible assets	—	(607)
Cash received for disposal of property and equipment	—	3
Increase of receivable from an equity investee	—	(2,090)
Purchase of long-term investments	—	(3,631)
Purchase of term deposits	(216,667)	(20,000)
Proceeds from maturity of term deposits	—	150,000
Purchase of short-term investments	(32,614)	(121,052)
Proceeds from maturity of short-term investments	—	93,314
Net cash (used in)/provided by investing activities	(249,934)	88,676
Cash flows from financing activities:
Repurchase of ordinary shares	—	(1,442)
Net cash used in financing activities	—	(1,442)
Effect of exchange rate changes on cash	(470)	(1,028)
Net decrease in cash	(259,609)	(17,883)
Cash at the beginning of the period/year	304,471	44,862
Cash at the end of the year	44,862	26,979
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	37	58

The accompanying notes are an integral part of these consolidated financial statements.

F-6

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

1. Organization and principal activities

a. Background

58 Daojia Inc. (the "Company" or "58 Home"), through its consolidated subsidiaries, including wholly-foreign owned enterprise (“WFOE”), variable interest entity ("VIE") and VIE’s subsidiary (collectively, the "Group"), operates a mobile-based closed-loop transactional platform for home services, which directly connects consumers and individual service providers for local services such as domestic services, ad-hoc delivery services and platform services provided at home.

b. History of the Group and basis of presentation

The Company was incorporated in British Virgin Islands on January 26, 2015.

The Group began its operations in China in August 2014 through Tianjin 58 Home, a PRC limited liability company founded by Mr. Xiaohua Chen, the CEO of the Group, Mr. Jinbo Yao, the CEO of 58.com Inc. and 58.Co. Ltd.

In July 2015, the Company, through Beijing 58 Home, entered into a series of contractual agreements with Tianjin 58 Home whereby Tianjin 58 Home became the 100% consolidated VIE of the Company (“the reorganization”) (See Note d.).

On November 27, 2015, the Company completed a Series A round of equity financing, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group. Following the closing of the Series A round of equity financing of the Company, 58.com Inc. holds 87.9% of the total outstanding ordinary shares of the Company and 61.7% of the total outstanding shares of the Company on an as-converted basis.

58.com Inc. accounted for its investment in 58 Home using equity method. As 58 Home is considered to be a significant equity method investee, its financial statements are included as an exhibit to the Annual Report of 58.com Inc. on Form 20-F in accordance with Securities and Exchange Commission (“SEC”) Rule 3-09 of Regulation S-X.

c. Major subsidiaries and VIEs

In 2016, the Company's subsidiaries, VIE and VIE’s subsidiary are as follows:

Name	Date of incorporation and acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
Beijing 58 Daojia Information Technology Co., Ltd. (“Beijing 58 Home”)	July 10, 2015	PRC	100%
58 Daojia Holding Limited. (“Daojia Holding”)	February 12, 2015	Hong Kong	100%

VIE and VIE’s subsidiary:
Tianjin 58 Daojia Life Services Co., Ltd. (“Tianjin 58 Home”)	August 19, 2014	PRC	100%
58 Daojia Co., Ltd. (“Changsha 58 Home”)	August 13, 2015	PRC	100%

F-7

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

d. Contractual arrangements with the Group’s VIE

The Company has through Beijing 58 Home entered into contractual arrangements with Tianjin 58 Home and its shareholders described below, which are referred to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin 58 Home from its existing shareholders. As a result of the contractual arrangements, 58 Home consolidates the financial results of Tianjin 58 Home in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). In July 2016, one shareholder of Tianjin 58 Home transferred his equity interest in Tianjin 58 Home to 58 Co., Ltd. As a result, Beijing 58 Home amended and restated its contractual arrangements with Tianjin 58 Home to reflect the change in shareholding of Tianjin 58 Home.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home, as amended and restated, Beijing 58 Home has the exclusive right to provide, among other things, technical support and business support and related consulting services to Tianjin 58 Home and Tianjin 58 Home agrees to accept all the consultation and services provided by Beijing 58 Home. Without Beijing 58 Home’s prior written consent, Tianjin 58 Home is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Beijing 58 Home exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home at an amount determined solely by Beijing 58 Home after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Beijing 58 Home employees providing services to Tianjin 58 Home, the value of services provided, the market price of comparable services and the operating conditions of Tianjin 58 Home. This agreement will remain effective unless Beijing 58 Home terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tianjin 58 Home or Beijing 58 Home to renew its respective business license upon expiration. Tianjin 58 Home is not permitted to terminate this agreement in any event unless required by applicable laws. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home in 2016.

Powers of Attorney

Pursuant to the powers of attorney, the shareholders of Tianjin 58 Home each irrevocably appointed Beijing 58 Home as the attorney-in-fact to act on their behalf on all matters pertaining to Tianjin 58 Home and to exercise all of their rights as a shareholder of Tianjin 58 Home, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tianjin 58 Home requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tianjin 58 Home, designate and appoint directors and senior management members. Beijing 58 Home may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Tianjin 58 Home. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Tianjin 58 Home.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Beijing 58 Home, Tianjin 58 Home and the shareholders of Tianjin 58 Home, as amended and restated, the shareholders pledged all of their equity interests in Tianjin 58 Home to Beijing 58 Home to guarantee Tianjin 58 Home’s and Tianjin 58 Home’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Beijing 58 Home for services provided. If Tianjin 58 Home or any of Tianjin 58 Home’s shareholders breaches its contractual obligations under the contractual arrangements, Beijing 58 Home, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tianjin 58 Home in accordance with legal procedures. Beijing 58 Home has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Beijing 58 Home, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Tianjin 58 Home and its shareholders discharges all their obligations under the contractual arrangements. These equity interest pledge agreements are registered with the Tianjin Binhai New Area Market and Quality Supervision and Administration Bureau on September 8, 2015.

F-8

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

Exclusive Option Agreements

Under the exclusive option agreements among Beijing 58 Home, as amended and restated, Tianjin 58 Home and each of the shareholders of Tianjin 58 Home, each of the shareholders irrevocably granted Beijing 58 Home or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tianjin 58 Home. In addition, Beijing 58 Home has the option to acquire all the equity interests held by the shareholders in Tianjin 58 Home at a specified price equal to the loan amount provided by Beijing 58 Home to the individual shareholders. At the moment, 58 Home cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Tianjin 58 Home due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. 58 Home may exercise the options if China opens up these industries to foreign investment.

Loan Agreements

Pursuant to the loan agreements between Beijing 58 Home and each individual shareholder of Tianjin 58 Home, Beijing 58 Home provided interest-free loans with an aggregate amount of approximately RMB100 million to the individual shareholders of Beijing 58 Home for the sole purpose of funding the capital increase of Tianjin 58 Home. The loans can be repaid by transferring the individual shareholders’ equity interest in Tianjin 58 Home to Beijing 58 Home or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on August 25, 2025 and can be extended with the written consent of both parties before expiration.

Risks in Relation to the VIE Structure

As of December 31, 2016, the aggregate accumulated losses of VIE and VIE’s subsidiary were approximately US$145,812, which has been included in the consolidated financial statements.

The following financial statement amounts and balances of the Group's VIE and VIE’s subsidiary were included in the accompanying consolidated financial statements as of December 31, 2015 and 2016 and for the period from November 27 to December 31, 2015 and for the year ended December 31, 2016. All intercompany transactions have been eliminated in consolidated financial statements.

	As of December 31,
	2015	2016
	(Unaudited)
Cash	3,498	3,054
Short-term investments	—	50,742
Accounts receivable, net	405	368
Prepayments and other current assets	5,273	5,900
Property and equipment, net	1,398	1,072
Long-term investments	13,690	4,454
Intangible assets, net	167	502
Long-term prepayments and other non-current assets	391	49
Total assets	24,822	66,141
Accounts payable	209	150
Customer advances	107	99
Taxes payable	428	738
Salary and welfare payable	1,944	1,407
Inter-company payable	4,302	70,133
Accrued expenses and other current liabilities	12,492	20,459
Total liabilities	19,482	92,986

F-9

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

	For the period from November 27 to December 31, 2015	For the year ended December 31, 2016
	(Unaudited)

Revenue	51	5,188
Net loss	(4,985)	(32,444)
Net cash (used in)/provided by operating activities	(14,380)	56,628
Net cash used in investing activities	(15)	(55,474)
Net cash provided by financing activities	—	—

Under the contractual arrangements with the VIE and through its respective equity interest in its subsidiary, the Group has the power to direct activities of the VIE and the VIE’s subsidiary and direct the transfer of assets out of the VIE and the VIE’s subsidiary. Therefore the Group considers that there is no asset of the VIE and the VIE’s subsidiary that can be used only to settle their obligations. As the consolidated VIE and VIE’s subsidiary are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIE and the VIE’s subsidiary.

The Group believes that the contractual arrangements among VIE, its respective shareholders and relevant WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Through the design of the power of attorney agreements, the shareholders of the VIE effectively assigned their full voting rights to WFOE, which gives WFOE the power to direct the activities of VIE and VIE’s subsidiary. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

It is possible that the Group’s operation of certain of its businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law and regulations on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to apply to the Group’s VIE arrangements, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industries. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through the VIE is prohibited, the regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue any or all portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

F-10

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIE (through its equity interest in its subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate the relevant VIE and its subsidiary, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIE is remote.

There is no VIE for which the Company has variable interest but is not the primary beneficiary.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. As the Company is conducting its business mainly through the VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The Company’s VIE’s assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which were in the line of “Property and equipment, net” in the table above. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which have no recorded value.

The VIE’s business operations rely in part on the technologies covered by the registered patents to generate revenues. Such technologies include (1) the data verification and processing technology used to verify and process local merchant information; (2) the data researching technology provided to end-users enable them to find the exact information they want in the shortest time; (3) the data publishing technology provided to merchants to help them to publish their service information more efficiently.

e. Liquidity

The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of approximately US$10,562 and US$152,367 during the period from November 27 to December 31, 2015 and the year ended December 31, 2016, respectively, and the net cash used in operating activities was US$9,205 and US$104,089 during the period from November 27 to December 31, 2015 and the year ended December 31, 2016, respectively. Accumulated deficit was US$128,418 and US$280,785 as of December 31, 2015 and 2016, respectively. As of December 31, 2016, the Group’s total current assets exceeded the current liabilities by US$131,278. The Group believes that the available cash, term deposits, short-term investments and cash generated from operations will be sufficient to meet the working capital requirements and capital expenditures in the ordinary course of business for the next twelve months. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term. The Group has adopted Accounting Standards Update (“ASU”) No.2014-15 “Presentation of Financial Statements – Going Concern” which addresses management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if the substantial doubt exists. Based on the Group’s operating plan without considering any mitigating plan as discussed in ASU No. 2014-15, or any guarantee by related party, the management is of the opinion that, the Group’s current cash and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date the consolidated financial statements for the year ended December 31, 2016 are issued. As a result, the consolidated financial statements of the Group for the year ended December 31, 2016 have been prepared on a going concern basis.

F-11

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

2. Principal accounting policies

(a)	Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiary for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances among the Company, its subsidiaries, the VIE and VIE’s subsidiary have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the determination of the fair value of mezzanine equity, the valuation allowance of deferred tax assets, the determination of uncertain tax position, the valuation and recognition of share-based compensation, impairment of long-term investments and other long-lived assets and the determination of the estimated useful lives of property and equipment and intangible assets.

(c)	Functional currency and foreign currency translation

The Group uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in Hong Kong is US$, while the functional currency of the other entities in the Group is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company’s PRC subsidiaries, the VIE and VIE’s subsidiary, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date; equity amounts are translated at historical exchange rates; and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity/(deficit).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income/ (loss).

(d)	Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

F-12

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments mainly include term deposits, short-term investments, accounts receivable, accounts payable, customer advances, and accrued liabilities and other current liabilities. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The Company measures certain financial assets, including the investments under the cost method, intangible assets and fixed assets on other-than-temporary basis, which are marked to fair value when an impairment charge is recognized. Please see Note 12 for additional information.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

The following table sets forth a breakdown of the Group’s cash by currency denomination, jurisdiction and geographical location as of December 31, 2015 and 2016:

	US$ in thousands					RMB in thousands					US$ in thousands
	USA	Hong Kong	China Non VIE	China VIE	Total	USA	Hong Kong	China Non VIE	China VIE	Total	Total translated to USD
December 31, 2015(Unaudited)	—	33,352	—	—	33,352	—	—	52,024	22,715	74,739	44,862
December 31, 2016	—	19,232	2	—	19,234	1	377	32,167	21,183	53,728	26,979

(f)	Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/ (loss) during the periods presented.

(g)	Short-term investments

Short-term investments include wealth management products with variable interest rates which were purchased from commercial banks. The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/ (loss) as investment income. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 12 for additional information.

(h)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. An accounts receivable is written off after all collection effort has ceased. The Group recognized US$ nil allowance for doubtful accounts for the period from November 27 to December 31, 2015 and the year ended December 31, 2016.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

Computers and equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets
Software	1-3 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized under others, net in the consolidated statements of comprehensive income/ (loss).

(j)	Intangible assets, net

Intangible assets purchased are recognized and measured at fair value upon acquisition. Intangible assets with finite lives are carried at cost less accumulated amortization. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Domain names	3 - 10 years

Intangible assets with infinite lives are evaluated to determine the fair value annually. An impairment loss is recognized if the carrying amount exceeds the fair value. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(k)	Long-term investments

Long-term investments represent the Group’s investments in privately held companies.

In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

As the Group's investments were not considered as in-substance common stock and have no readily determinable fair value, the cost method of accounting is used.

The Company assesses its long-term investments accounted for under the cost method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding change to the consolidated comprehensive income/ (loss).

Impairment charges in connection with the cost method investments of US$ nil and US$9,981 were recorded in the consolidated statements of comprehensive loss for the period from November 27 to December 31, 2015 and the year ended December 31, 2016, respectively.

(l)	Customer advances

Customers pay in advance for domestic services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to revenues when the services are provided.

F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

(m)	Impairment of other long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of other long-lived assets was recognized for the period from November 27 to December 31, 2015 and the year ended December 31, 2016, respectively.

(n)	Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collectability is reasonably assured. Revenue is deferred until these criteria are met as described below.

Revenue presented in the consolidation statements of comprehensive loss include revenue from domestic services primarily consisting of cleaning services and nursing services, Ad-Hoc delivery services and other services. The Group recognizes revenue on a net basis principally because the Group is not the primary obligor.

The Group earns commission revenue from service providers for cleaning services orders, Ad-Hoc delivery orders and other service orders placed through the Group’s website and mobile platforms. Commission revenue is recognized upon the completion of the services provided by the services providers. The commission is generally determined based on certain percentage of service fees charged by service providers.

For nursing services, the Group earns service fees from nurses and end customers. Service revenue from nurses is recognized when the Group successfully helps nurses match with end customers. Service revenue from end consumers is recognized ratably over the contract period when nursing services are provided.

(o)	Cost of revenues

Costs of revenues mainly consist of costs associated with the production and operation of websites and app, which include fees paid to third parties for internet connection and services, insurance cost, payroll-related expenses, equipment depreciation associated with the website production and operation, and business taxes, etc.

(p)	Advertising expenses

Advertising costs are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed when the services are received. For the period from November 27 to December 31, 2015 and the year ended December 31, 2016, advertising expenses recognized under sales and marketing expenses in the consolidated statements of comprehensive loss were US$184 and US$19,857, respectively.

(q)	Research and development expenses

Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group’s websites and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

Costs incurred for the preliminary project stage of internal use software are expensed when incurred in research and development expenses. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been insignificant, development costs of internal use software to date have been expensed when incurred.

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the operating expenses in the consolidated statements of comprehensive income/ (loss) on a straight-line basis over the terms of underlying lease.

F-15

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

(s)	Share-based compensation

All share-based awards to employees and directors, including share options and restricted shares (“RSs”) are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising the rate, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

See Note 16 for further information regarding share-based compensation assumptions and expenses.

(t)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized under income tax expense in the statement of comprehensive income/ (loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income/ (loss). The Group did not have any interest or penalties associated with tax positions as of December 31, 2015 and 2016. As of December 31, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(u)	Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. Currently, the Group is paying contributions to the social insurance plan for all full-time employees and to the housing fund plans for some employees, but the amounts paid for these employees may not be sufficient as required by the PRC laws and regulations, for which the Group have made provision based on its best estimate. The Group has no legal obligation for the benefits beyond the required contributions.

The Group recorded employee benefit expenses of US$709 and US$10,127 for the period from November 27 to December 31, 2015 and the year ended December 31, 2016, respectively.

F-16

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

(v)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized under others, net in the consolidated statements of comprehensive income/ (loss) over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the property, plant and equipment and other non-current assets are presented in the consolidated balance sheet by deducting the grants in arriving at the assets carrying amount and are credited to operating expenses in the consolidated statements of comprehensive income/ (loss) on a straight-line basis over the expected lives of the related assets.

For the period from November 27 to December 31, 2015 and the year ended December 31, 2016, the Group recognized government grants of US$ nil and US$2,165, respectively, as other income in the consolidated statements of comprehensive loss.

(w)	Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

(x)	Statutory reserves

The Group’s PRC subsidiaries, the VIE and VIE’ subsidiary in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary, the VIE and VIE’ subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2016, the Group’s PRC entities were in an accumulated loss position and no statutory fund was made accordingly.

(y)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

F-17

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

(z)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/ (loss). Accumulated other comprehensive income/ (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustment, net of tax.

(aa)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group will apply the new revenue standard under the modified retrospective approach, effective January 1, 2018. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Group is currently in the process of analyzing its revenue in accordance with the new revenue standard to determine the impact on the consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Group is in the process of evaluating the impacts the adoption of this update will have on its consolidated financial statements as current deferred tax assets were US$ nil and non-current deferred tax liabilities were US$ nil as of December 31, 2016.

In January 2016, the FASB issued ASU No.2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The Group is in the process of evaluating the impacts the adoption of this update will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standards for lease accounting. For operating leases, ASU No.2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is currently assessing the potential effects the adoption of this update will have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718)”, which intends to improve the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification on the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is currently assessing the potential effects the adoption of this update will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under other-than-temporary impairment model. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

F-18

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments”, which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements.

3. Credit risks and concentration

(a)	Credit risk

The Group’s credit risk arises from cash, term deposits, short-term investments, as well as credit exposures to receivables due from its customers, equity investee and other parties.

The Group believes that there is no significant credit risk associated with cash and term deposits which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIE and VIE’s subsidiary are located.

The Group has no significant concentrations of credit risk with respect to its customers. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

(b)	Major customers

There was no customer whose revenue represented over 10% of total revenues for the period from November 27 to December 31, 2015 and for the year ended December 31, 2016, respectively.

The accounts receivable from one Internet Company represented approximately 19% and 65% of total accounts receivable as of December 31, 2015 and 2016, respectively. No other customer has receivables representing over 10% of total accounts receivable.

(c)	Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

F-19

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2015	2016
	(Unaudited)

Accounts receivable	406	561
Allowance of doubtful accounts	—	—
Accounts receivable, net	406	561

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2015	2016
	(Unaudited)

Receivables from online payment platforms	966	2,447
Loan receivables from an equity investee	—	2,090
Freight disbursement on behalf of customers	—	1,792
Input value-added tax	5	1,604
Rental and other deposits	1,097	1,476
Prepaid advertising fees	578	1,135
Interest receivable	178	1,107
Advances to suppliers	1,226	194
Consumables	1,478	278
Others	486	1,226
Total	6,014	13,349

6. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2015	2016
	(Unaudited)

Computers and equipment	1,241	2,516
Furniture and fixtures	76	241
Leasehold improvements	383	5,508
Software	75	191
Total	1,775	8,456
Less: Accumulated depreciation	(371)	(1,906)
Net book value	1,404	6,550

Depreciation expenses for the period from November 27 to December 31, 2015 and the year ended December 31, 2016 were US$49 and US$1,622, respectively.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

7. Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2015	2016
	(Unaudited)

Domain names	240	682
Total	240	682
Less: Accumulated amortization	(74)	(180)
Net book value	166	502

Amortization expenses for the period from November 27 to December 31, 2015 and the year ended December 31, 2016 were US$7 and US$116, respectively. During the same periods, no impairment was recognized in the consolidated statements of comprehensive loss.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts

For the year ending December 31, 2016
2017	120
2018	52
2019	46
2020	46
2021	46
Thereafter	192
Total	502

8. Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2015	2016
	(Unaudited)

Cost method investments:
Investee A (a)	1,848	1,730
Investee B (b)	1,740	1,629
Investee C (c)	9,240	—
Investee D (d)	—	2,745
Others (e)	862	1,095
Total cost method long-term investments	13,690	7,199

(a)           In 2015, the Group acquired shares of investee A for cash consideration of US$1,848 (RMB12,000). Investee A is mainly engaged in the business of providing make up services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(b)           In 2015, the Group acquired shares of investee B for cash consideration of US$1,740 (RMB11,300). Investee B is mainly engaged in the business of providing health care services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

F-21

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

(c)           In 2015, the Group acquired shares of investee C for cash consideration of US$9,240 (RMB60,000). In 2016, the Group acquired additional shares of investee C with a total consideration of US$1,381 (RMB 9,049). Investee C is mainly engaged in the business of providing car wash services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value as of December 31, 2016. In the fourth quarter of 2016, the Group assessed its investment in investee C for impairment due to the deterioration of Company C’s economic performance and it was not expected to be recovered in the foreseeable future considering the overall performance of the car wash industry. After the completion of the impairment analysis with the assistance of a third party valuation specialist, the Group noted that the fair value of investee C decreased significantly and such decrease was considered to be other than temporary. As a result, the Group recognized a full impairment of US$9,981 in 2016.

(d)           In 2016, the Group acquired shares of investee D for cash consideration of US$2,745 (RMB19,040). Investee D is mainly engaged in the business of providing catering services. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(e)           Others represent other cost method investments with individual carrying amount less than US$810 as of December 31, 2015 and 2016, respectively.

9. Long-term prepayments

The following is a summary of long-term prepayments:

	As of December 31,
	2015	2016
	(Unaudited)

Long-term prepaid advertising fees	—	2,040
Long-term prepaid rental	455	466
Prepayment for purchase of property and equipment	921	287
Total	1,376	2,793

10. Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2015	2016
	(Unaudited)

Payable for advertisement fees	176	1,443
Payable for services fees	124	1,026
Payable for purchase of property and equipment	37	58
Others	—	131
Total	337	2,658

11. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2015	2016
	(Unaudited)

Payable to 58 Home service providers	11,603	20,909
Customer membership card deposits	4,111	9,343
Deposits from service providers	2,906	7,441
Accrued office expenses	494	300
Others	2,002	2,054
Total	21,116	40,047

F-22

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

12. Fair value measurements

Measured on recurring basis

The Group measured its financial assets including term deposits and short-term investments at fair value on a recurring basis as of December 31, 2015 and 2016. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2015	2016
		(Unaudited)

Term deposits	Significant other observable inputs (Level 2)	216,667	86,667
Short-term investments:
- Variable-rate financial instruments	Significant other observable inputs (Level 2)	32,383	57,950

Term deposits and variable-rate financial instruments

The Group measures term deposits and variable-rate financial instruments at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The variable-rate financial instruments represent investments in wealth management products with variable interest rates or principal non-guaranteed which were purchased from commercial banks and other financial institutions. The fair values are based on cash flow discounted using the judgment that expected return will be obtained upon maturity. The Group classifies the valuation techniques as Level 2 of fair value measurement.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and prepaid expenses and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimates fair values of short-term receivables and payables and classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Non-current assets

Non-current assets of receivables for rental deposits is a financial asset with carrying value that approximate fair value due to the impact of discounting is immaterial. The Group estimated fair values of non-current assets using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Measured on non-recurring basis

The Group’s non-financial assets, such as long-term investments and intangible assets would be measured at fair value only if they were determined to be impaired.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

Long-term investments

As of December 31, 2015 and 2016, the Group had US$13,690 and US$7,199, respectively, long-term investments in equity securities of privately-held companies. Such investments are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). An impairment charge of US$9,981 was recorded in the consolidated statements of comprehensive loss for the year ended December 31, 2016. No impairment charges were recorded for the period from November 27 to December 31, 2015.

13. Income taxes

British Virgin Islands (“BVI”)

The Group is exempted from income tax in the BVI on its foreign-derived income. There are no withholding taxes in the BVI.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010. The Hong Kong entity operations were immaterial for the period from November 27 to December 31, 2015 and for the year ended December 31, 2016.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Beijing 58 home and Tianjin 58 home had claimed such Super Deduction in ascertaining its tax assessable profits for the loss for the period from November 27 to December 31, 2015 and the year ended December 31, 2016, respectively.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Island, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group’s subsidiaries and the VIE were in accumulated loss positions as of December 31, 2016. Accordingly, no deferred income tax was accrued and required to be accrued as of December 31, 2016.

There were no current tax expense or benefit or deferred tax expense or benefit for the period from November 27 to December 31, 2015 and for the year ended December 31, 2016.

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58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the period from November 27 to December 31, 2015	For the year ended December 31, 2016
	(Unaudited)

Statutory income tax rates	25.0%	25.0%
Change in valuation allowance	(19.9)%	(13.9)%
Permanent book-tax differences	(5.3)%	(9.1)%
Effect of lower tax rates in other jurisdictions	0.2%	(2.0)%
Effective tax rate	—%	—%

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2015	2016
	(Unaudited)

Deferred tax assets
Current:
Accrued payroll and other expenses	33	191
Less: valuation allowance	(33)	(191)
Total current deferred tax assets, net	—	—
Non-current:
Net operating loss carry forwards	24,245	38,802
Advertising expenses in excess of deduction limit	466	4,634
Less: valuation allowance	(24,711)	(43,436)
Total non-current deferred tax assets, net	—	—
Total deferred tax assets, net	—	—

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2016, the Group had net operating loss carry forwards of US$155,208 which will expire during the period between December 31, 2017 and December 31, 2021. There is no expiration for the advertising expenses that were in excess of annual deduction limit and carried forward.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group had provided valuation allowances of US$24,744 and US$43,627 for the deferred tax assets as of December 31, 2015 and 2016, respectively.

F-25

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

Movement of valuation allowance

	For the period from November 27 to December 31, 2015	For the year ended December 31, 2016
	(Unaudited)

Balance at beginning of the period	20,941	24,744
Provision	3,803	18,883
Balance at the end of the period	24,744	43,627

14. Preferred shares

On November 27, 2015, the Company completed a Series A round of equity financing, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group. Following the closing of the Series A financing, 58.com Inc. holds 87.9% of the total outstanding ordinary shares of the Company and 61.7% of the total outstanding shares of the Company on an as-converted basis.

On July 8, 2016, a 4-for-1 stock split for all ordinary shares and Series A preferred shares was approved by the shareholders. While the stock split increased the number of shares for each shareholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented.

The Group’s preference shares comprised the following:

			Shares
Series	Date of Issuance	Issue Price Per Share	Authorized	Issued and Outstanding	Carrying Amount

A	November 27, 2015	1.8382	163,200,000	163,200,000	300,000

Key terms of the Series A Preferred Shares are summarized as follows:

Dividend rights

The holders of the Series A Shares shall be entitled to noncumulative dividends in preference to any dividend on the ordinary shares at the rate of 5% per annum of Series A Shares issue price. After payment of all declared dividends on the Series A Shares has been paid or set aside for payment to the holders of Series A Shares in a calendar year, any additional dividends declared shall be distributed among all holders of Ordinary Shares. All Shareholders shall also be entitled to receive any non-cash dividends declared by the Board pursuant to the foregoing distribution priority.

Liquidation preference

In the event of a liquidation, each holder of the Series A Shares then outstanding shall be entitled to receive, prior to any distribution or payment to any holder of Ordinary Shares or any other shares, an amount per Series A Preferred Share equal to the greater of (i) the sum of (a) one hundred and twenty percent (120%) of Series A Preferred Share Issue Price, plus (b) any dividends declared and unpaid with respect to each Series A Share, and (ii) such amount per share as would have been payable had all funds and assets legally available for distribution to the shareholders been distributed pro rata among the holders of Series A Shares (on an as converted basis) and Ordinary Shares immediately following the liquidation. In the event that available assets are insufficient to permit payment of the Series A Preferred Share Preference Amount in full to all holders of Series A Shares, then the assets of the Company shall be distributed ratably to the Series A Preferred Shares holders based on their proportionate share ownership.

Redemption rights

There is no redemption right with respect to the Series A Preferred Share. However, if the Company grants any investor redemption rights in any future financing, each holder of Series A Preferred Shares shall have the same redemption rights automatically without further consideration.

F-26

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

Conversion rights

Each of the Series A Preferred Shares is convertible into the number of fully-paid ordinary shares as determined by dividing the original issue price applicable to such preferred shares by the conversion price in effect at that time. The initial conversion ratio for Series A Preferred Shares to Class A ordinary shares shall be 1:1 adjusted for share splits, share dividends, recapitalization and similar transactions.

The Series A Preferred Shares shall automatically be converted into ordinary shares at the conversion price in effect upon the closing of a Qualified IPO.

Voting rights

Each Series A Preferred Share conveys the voting right of one vote for each Class A ordinary share into which such Series A Preferred Shares can be converted.

15. Ordinary shares

The Company was incorporated in the British Virgin Islands in January 2015. The Company is authorized to issue a maximum of 640,800,000 shares with a par value of US$0.00001 per share. As of December 31, 2015, 83,100,000 Class A ordinary shares, 1,880,000 Class B ordinary shares and 6,000,000 Class C ordinary shares were issued.

On July 8, 2016, a 4-for-1 stock split for all ordinary shares and Series A preferred shares was approved by the shareholders. While the stock split increased the number of shares for each shareholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented. The authorized 640,800,000 shares were divided into 2,563,200,000 shares including 163,200,000 preferred shares in connection with the issuance of Series A preferred shares with a par value of US$0.0000025 per share.

Under share repurchase agreement approved by the Company’s board of directors on July 4, 2016, the Company repurchased 12,400,000 Class A ordinary shares from a shareholder for total considerations of $1,508.

In September 2016, the Company granted 12,400,000 RSs to a senior management member of the Company at the fair value of US$0.99 per share, which was fully vested on the grant date.

As of December 31, 2016, 320,000,000 Class A ordinary shares, 7,520,000 Class B ordinary shares and 36,400,000 Class C ordinary shares were issued.

16. Share-based compensation

In February 2015, the Company adopted its 2015 Share Incentive Plan, or the 58 Home 2015 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 58 Home 2015 Plan is 80,000,000 ordinary shares of 58 Home. The 58 Home 2015 Plan permits the awards of options and restricted shares. Unless terminated earlier, the 58 Home 2015 Plan will terminate automatically in 2025. In connection with the Series A round of equity financing closed on November 27, 2015, the maximum aggregate number of shares which may be issued under the 58 Home 2015 Plan was increased by 8,000,000 ordinary shares of 58 Home.

A summary of the 58 Home’s share option activities for the year ended December 31, 2016 is presented below:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options	Price	Contractual Life	Value
			In years
Outstanding as of December 31, 2015	31,768,000	0.03	8.99	22,780
Granted	8,016,000	0.92
Forfeited	(2,968,000)	0.03
Outstanding as of December 31, 2016	36,816,000	0.22	8.28	29,760

F-27

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

In February 2015, 58 Home granted 36,400,000 RSs to selected management members of 58 Home. In April 2015, 58 Home further granted 7,520,000 RSs to a senior management member of the Company under the 58 Home 2015 Plan. All of these RSs were fully vested on the respective grant dates. Share-based compensation expense amounted to US$1,978 was recognized during the year ended December 31, 2015 with respect to the grant of the RSs.

In September 2016, the Company granted 2,800,000 share options to certain employees at the exercise price of US$0.92 per share, where 50% of the options shall be vested upon the second anniversary of grant date and remaining shall vest every six months thereafter in four equal installments. In September 2016, the Company granted 12,400,000 RSs to a senior management member of the Company at the fair value of US$0.99 per share, which was fully vested on the grant date.

In October 2016, the Company granted 5,216,000 share options to certain employees at the exercise price of US$0.92 per share, where 50% of the options shall be vested upon the second anniversary of grant date and remaining shall vest every six months thereafter in equal installments.

The weighted average grant date fair value of options granted for the year ended December 31, 2016 was US$0.59 per share.

Valuation Assumptions: The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm.

The fair value of each option grant under the 58 Home 2015 Plan was estimated on the date of grant with the following assumptions:

	2015	2016
Expected volatility	59.40%-60.00%	56.90%-57.5%
Risk-free interest rate (per annum)	2.46%-2.63%	2.27%-2.98%
Exercise multiple	2.0-2.8	2.2-2.8
Expected dividend yield	0.00%	0.00%
Expected term (in years)	10	10
Expected forfeiture rate (post-vesting)	0.25%	0.25%
Fair value of the underlying shares on the date of option grants (US$)	0.18-0.36	0.99-1.03

The Group estimated the risk free rate based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

Share-based compensation expenses for the share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

For the period from November 27 to December 31, 2015 and the year ended December 31, 2016, the Group recognized share-based compensation expenses of US$25 and US$13,407, respectively for share options and RSs granted.

As of December 31, 2016, there were a total of US$4,962 unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2015 Plan. The expense is expected to be recognized over a weighted average period of 3.17 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

17. Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were US$389 and US$5,435 during the period from November 27 to December 31, 2015 and the year ended December 31, 2016, respectively, and were charged to the statements of comprehensive loss when incurred.

F-28

58 Daojia Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data, unless otherwise noted)

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Group recognizes rental expense under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent was recorded as prepaid rent.

As of December 31, 2016, future minimum commitments under non-cancelable agreements were as follows:

	2017	2018	2019	2020	2021	Thereafter	Total

Operating lease commitments	4,244	2,348	1,890	1,705	1,297	—	11,484

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

(b)	Contingencies

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2016.

18. Subsequent Event

The Company has considered subsequent events through June 28, 2017, which was the date these financial statements were issued. No material events had occurred within this period.

F-29